06047882

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

JAPAN BANK FOR INTERNATIONAL COOPERATION
Exact name of registrant as specified in charter

1109604
~~0001108604~~
Registrant CIK Number

Annual Report on Form ~~18-K~~ 18K
for the Year Ended March 31, 2006
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-11680
~~333-44060~~
SEC file number, if available

Name of Person Filing the Document
(If other than the Registrant)

B

SIGNATURES

Filings Made by the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on September 25, 2006.

Japan Bank for International Cooperation

By: ______________________________
Hitoshi Sanada
Chief Representative
Representative Office in New York

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________, 20_____, that the information set forth in this statement is true and complete.

By: ______________________________
(Name)

____
(Title)

TOKYO:33070.1

EXHIBIT INDEX

<u>Exhibit Number</u>	<u>Description</u>
1.	Excerpt of General Rules of the National Budget, which relates to the registrant for the fiscal year ending March 31, 2007 (Exhibit 3 to the Annual Report on Form 18-K for the fiscal year ended March 31, 2006, filed on September 25, 2006)

平成18年度政府関係機関予算

予算総則

（収入支出予算）

第１条　次に掲げる各政府関係機関の平成18年度収入支出予算は、「甲号収入支出予算」に掲げるとおりとする。

国民生活金融公庫
住宅金融公庫
農林漁業金融公庫
中小企業金融公庫
公営企業金融公庫
沖縄振興開発金融公庫
日本政策投資銀行
国際協力銀行

（借入金等の限度額）

第２条　次の表の左欄に掲げる各公庫の「公庫の予算及び決算に関する法律」の規定による借入金又は債券の限度額は、それぞれ右欄に掲げるとおりとする。

公庫	限度額	
国民生活金融公庫	借入金	2,194,000,000千円
	国民生活債券	320,000,000
住宅金融公庫	政府からの借入金	30,000,000
	政府以外の者からの借入金	284,904,000
	住宅金融公庫債券	3,410,000,000
	住宅金融公庫財形住宅債券	230,626,000
	住宅金融公庫住宅宅地債券	246,717,000
農林漁業金融公庫	借入金	183,947,000
	農林漁業金融公庫債券	23,000,000

公庫	限度額	
中小企業金融公庫	借入金	990,400,000千円
	中小企業債券	410,000,000
公営企業金融公庫	公営企業債券	1,805,000,000
沖縄振興開発金融公庫	政府からの借入金	96,961,000
	政府以外の者からの借入金	5,500,000
	沖縄振興開発金融公庫債券	30,000,000
	沖縄振興開発金融公庫住宅宅地債券	392,000

2 財務大臣は、予見し難い経済事情の変動その他やむを得ない事由により前項に掲げる各公庫において事業資金又は借入金及び債券により調達する資金の増額を必要とする特別の事由があるときは、法令の規定に従い同項の借入金及び債券のそれぞれの限度額の100分の50に相当する金額の範囲内において、当該限度額を増額することができる。

3 第1項に規定する国民生活債券、住宅金融公庫債券、住宅金融公庫財形住宅債券、住宅金融公庫住宅宅地債券、農林漁業金融公庫債券、中小企業債券、公営企業債券、沖縄振興開発金融公庫債券及び沖縄振興開発金融公庫住宅宅地債券の発行価格が額面金額を下回るときは、それぞれの発行価格差減額をうめるため必要な金額を同項のそれぞれの限度額(前項の規定により限度額が増額された場合を含む。)に加算した金額を限度額とする。

(収入支出予算の弾力条項)

第3条 次の表の左欄に掲げる各公庫又は各銀行において、中欄に掲げる事由により収入金額が予算額に比して増加(第1号にあっては同号に掲げる増額)するときは、財務大臣の承認を受けて、その増加する金額を限度として(第1号にあっては予算額を超えて)それぞれの右欄に掲げる経費を増額することができる。

公庫又は銀行	要件	経費
1 第1条に掲げる各公庫	第2条第2項及び第3項の規定による借入金の借入れ及び債券の発行の増額	借入金及び債券の利子その他の事業量の増加に伴い直接必要な経費
2 日本政策投資銀行又は国際協力銀行	貸付業務に係る事業量の増加	貸付業務の増加に直接必要な経費

2　次の表の左欄に掲げる各公庫において、中欄に掲げる保険金の支出が増加し、保険金の予算に不足を生ずるときは、それぞれの右欄に掲げる金額を限度として保険金の予算を増額することができる。

公庫	保険金	限度額
1 住宅金融公庫	「住宅融資保険法」に基づく保険金	「住宅金融公庫法」の規定による証券化支援積立金及び住宅融資保険積立金の金額と同法の規定による債務保証特定保険基金及び住宅融資保険基金の金額の合計額に相当する金額
2 中小企業金融公庫	「中小企業信用保険法」及び「中小企業の新たな事業活動の促進に関する法律」に基づく保険金	「中小企業金融公庫法」第23条の3第2項の規定による中小企業信用保険準備基金の金額と同条第3項の規定による融資基金の金額の合計額に相当する金額を限度として財務大臣の定める金額
	「中小企業金融公庫法」に基づく保険金	「中小企業金融公庫法」附則第8項の規定による機械保険経過業務運営基金の金額と同法附則第13項の規定による積立金の金額の合計額に相当する金額を限度として財務大臣の定める金額
	「破綻金融機関等の融資先である中堅事業者に係る信用保険の特例に関する臨時措置法」に基づく保険金	「破綻金融機関等の融資先である中堅事業者に係る信用保険の特例に関する臨時措置法」第9条第1項の規定による破綻金融機関等関連特別保険等準備基金の金額に相当する金額を限度として財務大臣の定める金額

（保険契約等の限度額）

第4条　次の表の左欄に掲げる各公庫の中欄に掲げる法律の規定による金額の限度は、平成18年度においてそれぞれ右欄に掲げるとおりとする。

公庫	根拠規定	限度額
住宅金融公庫	「住宅融資保険法」第6条	保険価額の総額　500,000,000千円
中小企業金融公庫	「中小企業金融公庫法」第19条第5項及び第25条の4第2項	保証金額の総額　84,000,000 保険価額の総額　19,045,000,000

公庫	根拠規定	限度額	
		貸付金の総額	698,262,000千円
		受益権の譲渡により調達する資金の総額	157,000,000
	「破綻金融機関等の融資先である中堅事業者に係る信用保険の特例に関する臨時措置法」第6条	保険価額の総額	86,000,000

（流用の制限）

第5条　日本政策投資銀行又は国際協力銀行がその経費の金額を相互に流用し、又はその経費と他の経費との間にその金額を相互に流用する場合において、「日本政策投資銀行法」第36条第1項又は「国際協力銀行法」第38条第1項の規定により財務大臣の承認を受けなければならない経費は、次に掲げるとおりとする。

（1）　役職員に対して支給する給与に要する経費

（2）　交際費に要する経費

（俸給予算等の制限）

第6条　第1条に掲げる政府関係機関は、それぞれ支出予算の範囲内であっても、役職員の定員及び給与をこの予算において予定した定員及び給与の基準を超えてみだりに増加し又は支給してはならない。

（補　　則）

第7条　第1条に掲げる政府関係機関が平成18年度において発行する債券で外貨をもって支払わなければならないものがあるときは、その額面総額は、外貨による額面総額を外国貨幣換算率（アメリカ合衆国通貨にあっては、平成17年5月2日から同年10月31日までの間における実勢相場を平均した為替相場（その相場に1円未満の端数があるときは、これを四捨五入する。）をいい、アメリカ合衆国通貨以外の通貨にあっては、同期間における当該通貨のアメリカ合衆国通貨に対する市場実勢を当該為替相場をもって裁定した為替相場（その相場に1円未満の端数があるときは、これを四捨五入する。ただし、1通貨単位について10円未満となる通貨にあっては、100通貨単位（10通貨単位について1円未満となる通貨にあっては、1,000通貨単位）についての値をとり、円単位未満を四捨五入する。）をいう。）により換算した金額とする。

甲号　収入支出予算

政府関係機関	収入			支出	
	款	項	金額(千円)	項	金額(千円)
国民生活金融公庫	事業益金		171,327,378	事業損金	135,183,740
		事業益金	171,327,378	予備費	1,447,000
	雑収入		6,483,176		
		一般会計より受入	5,283,375		
		石油及びエネルギー需給構造高度化対策特別会計より受入	1,125		
		運用収入	391		
		雑収入	1,198,285		
	合計		177,810,554	合計	136,630,740
住宅金融公庫	事業益金		1,494,889,841	事業損金	1,829,648,553
		事業益金	1,494,889,841	保険金	8,159,347
	住宅融資保険料収入		8,446,658	予備費	900,000
		住宅融資保険料収入	8,446,658		
	雑収入		365,324,939		
		一般会計より受入	331,000,000		
		貸付手数料等収入	2,183,267		
		運用収入	2,016,576		
		雑収入	30,125,096		
	合計		1,868,661,438	合計	1,838,707,900

政府関係機関	収入			支出	
	款	項	金額(千円)	項	金額(千円)
農林漁業金融公庫	事業益金		55,751,198	事業損金	101,205,555
		事業益金	55,751,198	予備費	550,000
	基金収入		84,500		
		基金収入	84,500		
	雑収入		42,199,523		
		一般会計より受入	41,928,000		
		運用収入	4,010		
		雑収入	267,513		
	合計		98,035,221	合計	101,755,555
中小企業金融公庫	事業益金		109,528,924	事業損金	133,956,147
		事業益金	109,528,924	保険金	647,475,643
	保険料収入		185,645,767	予備費	900,000
		保険料収入	185,645,767		
	回収金		276,700,328		
		回収金	276,700,328		
	基金収入		193,663		
		基金収入	193,663		
	雑収入		13,900,875		
		一般会計より受入	7,753,445		
		電源開発促進対策特別会計より受入	30,002		

政府関係機関	収入			支出	
	款	項	金額(千円)	項	金額(千円)
		石油及びエネルギー需給構造高度化対策特別会計より受入	21,040		
		運用収入	1,376		
		雑収入	6,095,012		
	合計		585,989,557	合計	782,331,790
公営企業金融公庫	事業益金		736,585,442	事業損金	390,701,570
		事業益金	736,585,442	予備費	51,000
	雑収入		282,672		
		運用収入	80,633		
		雑収入	202,039		
	合計		736,868,114	合計	390,752,570
沖縄振興開発金融公庫	事業益金		27,075,353	事業損金	31,949,627
		事業益金	27,075,353	予備費	150,000
	雑収入		4,945,543		
		一般会計より受入	4,650,010		
		電源開発促進対策特別会計より受入	14,800		
		石油及びエネルギー需給構造高度化対策特別会計より受入	1,433		
		住宅資金貸付手数料等収入	227,436		
		運用収入	22		

政府関係機関	収入 款	収入 項	収入 金額(千円)	支出 項	支出 金額(千円)
		雑収入	51,842		
	合計		32,020,896	合計	32,099,627
日本政策投資銀行	事業益金		315,200,358	事業損金	312,339,718
		事業益金	315,200,358	予備費	450,000
	雑収入		32,585,177		
		運用収入	1,449,879		
		雑収入	31,135,298		
	合計		347,785,535	合計	312,789,718
国際協力銀行	事業益金		633,778,023	事業損金	688,893,971
		事業益金	633,778,023	予備費	370,000
	雑収入		231,287,326		
		一般会計より受入	30,000,000		
		運用収入	5,295,956		
		雑収入	195,991,370		
	合計		865,065,349	合計	689,263,971

平成18年度3040国際協力銀行

甲号　収入支出予定計算書

区分	平成18年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)
1 収入	865,065,349	823,582,551	41,482,798
2 支出	689,263,971	642,698,663	46,565,308

〔収入支出予定額内訳〕

収入

款・項・目別区分並びに各目の見積の事由及び計算の基礎

款・項・目	平成18年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)	見積の事由及び計算の基礎
0100-00 事業益金				
0101-00 事業益金	633,778,023	589,803,651	43,974,372	
0101-01 貸付金利息	627,554,422	584,993,934	42,560,488	貸付金残高を基礎として利息の収入見込額を算出(外国債券の利息収入を含む。)
0101-02 保証料	3,897,786	3,516,717	381,069	保証債務残高を基礎として保証料の収入見込額を算出
0101-03 配当金収入	2,325,815	1,293,000	1,032,815	株式配当金の収入見込額を計上
0200-00 雑収入	231,287,326	233,778,900	△ 2,491,574	
0201-00 一般会計より受入				

款・項・目	平成18年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)	見積の事由及び計算の基礎
0201-01 一般会計より受入	30,000,000	30,000,000	0	海外経済協力業務に要する費用に充てるため一般会計から受け入れる交付金の見込額を計上
0202-00 運用収入				
0202-01 運用収入	5,295,956	3,718,905	1,577,051	有価証券の運用による利息収入等の収入見込額を計上
0203-00 雑収入	195,991,370	200,059,995	△ 4,068,625	
0203-02 労働保険料被保険者負担金	61,865	62,855	△ 990	労働保険料の被保険者負担金の収入見込額を計上
0203-01 雑収入	195,929,505	199,997,140	△ 4,067,635	受入雑利息等の収入見込額を計上

支出

事項別内訳

項	事項	平成18年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)	説明
01 事業損金	事務運営に必要な経費	24,557,966	24,282,964	275,002	事務運営に必要な人件費及び事務費
	税金	555,675	556,116	△ 441	国税及び地方税の支払
	業務委託費	6,525,293	5,847,664	677,629	業務の一部を委託する金融機関に支払う手数料等
	支払利息及び債券発行諸費	657,255,037	611,641,919	45,613,118	1　財政融資資金及び簡易生命保険資金からの借入れ等に伴う支払利息 2　国際協力銀行債券の利息及びその発行諸費
09 予備費	予備費	370,000	370,000	0	予見し難い予算の不足に充てるための予備費

収入支出予定額科目別表

科目	平成18年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)	科目	平成18年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)
収入				1-01 役員給	215,196	213,278	1,918
0100-00 事業益金				1-02 職員基本給	4,597,484	4,691,642	△ 94,158
0101-00 事業益金	633,778,023	589,803,651	43,974,372	1-03 職員諸手当	3,576,174	3,552,376	23,798
0101-01 貸付金利息	627,554,422	584,993,934	42,560,488	1-04 超過勤務手当	584,606	595,166	△ 10,560
0101-02 保証料	3,897,786	3,516,717	381,069	1-05 休職者給与	142,739	143,765	△ 1,026
0101-03 配当金収入	2,325,815	1,293,000	1,032,815	1-06 退職手当	1,138,144	871,304	266,840
0200-00 雑収入	231,287,326	233,778,900	△ 2,491,574	5-07 諸支出金	1,276,875	1,273,192	3,683
0201-00 一般会計より受入				2-08 旅費	2,163,004	2,139,055	23,949
0201-01 一般会計より受入	30,000,000	30,000,000	0	3-09 業務諸費	10,764,734	10,703,987	60,747
0202-00 運用収入				9-10 交際費	2,270	2,459	△ 189
0202-01 運用収入	5,295,956	3,718,905	1,577,051	9-11 債権保全費	96,740	96,740	0
0203-00 雑収入	195,991,370	200,059,995	△ 4,068,625	3-12 税金	555,675	556,116	△ 441
0203-02 労働保険料被保険者負担金	61,865	62,855	△ 990	5-13 業務委託費	6,525,293	5,847,664	677,629
0203-01 雑収入	195,929,505	199,997,140	△ 4,067,635	9-14 支払利息	655,584,415	609,755,031	45,829,384
収入合計	865,065,349	823,582,551	41,482,798	9-15 債券発行諸費	1,670,622	1,886,888	△ 216,266
支出				09 予備費 (9-・・)	370,000	370,000	0
01 事業損金	688,893,971	642,328,663	46,565,308	支出合計	689,263,971	642,698,663	46,565,308

国際協力銀行

平成18年度役職員予算定員及び俸給額表

区分	予算定員(人)	俸給額(千円)	
役員	10	215,196	俸給額欄の金額には非常勤の監事(2人分)の給与を含む。
総裁	1		
副総裁	2		
理事	7		
職員	内 13(6箇月) 865	4,522,768	
合計	内 13(6箇月) 875	4,737,964	

国際協力銀行

平成18年度事業計画

1. 国際協力銀行の平成18年度における国際金融等業務は、設備の輸出、重要物資の輸入、我が国の法人又は外国政府等が海外において行う事業等のために必要な資金の貸付等であり、貸付(出資を含む。)の金額は1,060,000,000千円を予定している(出資は4,000,000千円を予定している。)。

2. 国際協力銀行の平成18年度における海外経済協力業務は、開発途上地域において行われる開発事業等のために必要な資金の貸付等であり、貸付(出資を含む。)の金額は770,000,000千円を予定している(出資は500,000千円を予定している。)。

3. 上記1及び2の原資としては、一般会計からの出資金165,864,000千円、財政融資資金からの借入金849,000,000千円、国際協力銀行債券の発行による収入500,000,000千円、貸付回収金等315,136,000千円、計1,830,000,000千円を予定している。

平成18年度資金計画

支出 区分	支出 金額(千円)	収入 区分	収入 金額(千円)
貸付金	1,825,500,000	前期末現金預け金	324,674,868
出資金	4,500,000	一般会計出資金	165,864,000
借入金償還	1,294,297,081	借入金	
財政融資資金借入金償還	1,265,054,081	財政融資資金借入金	849,000,000
簡易生命保険資金借入金償還	29,243,000	国際協力銀行債券	500,000,000
債券償還金	296,191,400	貸付回収金	1,621,969,844
動産不動産取得費	1,031,375	事業益金	638,778,028
事業損金	608,808,971	一般会計より受入	30,000,000
国庫納付金	12,137,874	雑収入	201,387,236
その他支出	14,316,103	その他収入	28,840,868

国際協力銀行

支出		収入	
区分	金額(千円)	区分	金額(千円)
予備費	370,000		
期末現金預け金	217,376,174		
合計	4,365,113,926	合計	4,365,113,926

国際協力銀行

総括損益計算書

損失				利益			
科目	平成16年度決算額(円)	平成17年度予定額(円)	平成18年度予定額(円)	科目	平成16年度決算額(円)	平成17年度予定額(円)	平成18年度予定額(円)
経常費用	936,280,588,584	985,468,334,665	1,065,863,017,039	経常収益	1,027,894,388,198	1,044,388,330,049	1,197,684,578,365
借入金利息	220,571,468,795	180,161,188,000	167,080,446,000	貸付金利息	472,682,808,971	534,444,612,388	677,347,122,927
債券利息	46,056,328,306	57,708,048,000	90,004,897,631	保証料	3,896,541,878	3,842,682,000	4,027,748,000
支払雑利息	29,039,464,527	63,126,151,000	226,609,550,000	有価証券利息	0	24,575,000	200,810,000
事務費	24,436,944,066	25,988,227,000	26,965,270,000	受取配当金	3,455,387,000	5,312,560,000	2,125,215,000
20動産不動産減価償却費	1,212,027,233	1,072,949,000	1,324,564,000	一般会計より受入	30,000,000,000	30,000,000,000	30,000,000,000
支払手数料	5,786,818,460	5,854,019,287	6,537,148,000	預け金利息	2,405,086,261	4,185,198,000	5,294,700,000
外国為替損	5,763,185,268	4,075,156,000	780,346,000	受入雑利息	59,996,408,450	17,068,278,000	18,042,017,000
出資金処分損	0	1,664,231,000	6,690,719,000	受入手数料	1,972,127,944	1,615,769,000	768,781,000
貸付金償却	140,179,704,231	158,896,481,000	151,186,565,000	外国為替益	1,818,789,219	5,894,519,000	0
債券発行差金償却	678,316,207	878,886,000	887,794,000	有価証券益	0	430,000	1,356,000
債券発行費償却	1,065,191,067	1,255,717,000	2,498,114,000	雑益	1,446,348,378	2,396,858,000	150,423,000
雑損	4,463,446,326	2,082,307,000	4,677,261,000	貸倒引当金戻入	450,366,792,000	449,022,698,661	464,636,254,426
貸倒引当金繰入	449,022,698,661	464,636,254,426	382,146,342,380				
予備費	0	370,000,000	370,000,000				
国際金融等勘定当年度利益金	65,778,843,701	24,900,000,000	22,989,576,000				
海外経済協力勘定当年度利益金	25,832,864,983	34,019,837,384	108,082,385,326				
合計	1,027,894,388,198	1,044,388,330,049	1,197,684,578,365	合計	1,027,894,388,198	1,044,388,330,049	1,197,684,578,365

国際協力銀行

総括貸借対照表

資産の部 科目	平成16年度末 決算額(円)	平成17年度末 予定額(円)	平成18年度末 予定額(円)	負債及び資本の部 科目	平成16年度末 決算額(円)	平成17年度末 予定額(円)	平成18年度末 予定額(円)
貸付金	19,840,269,741,562	19,831,158,962,562	19,848,678,461,562	借入金	9,559,735,066,000	9,134,989,306,000	8,679,682,175,000
出資金	156,172,188,178	160,810,209,178	158,616,685,178	財政融資資金借入金	9,404,317,066,000	9,021,133,306,000	8,615,070,175,000
有価証券	0	269,648,343,806	167,960,695,908	簡易生命保険資金借入金	155,418,000,000	108,856,000,000	64,612,000,000
現金預け金	169,095,734,012	65,096,106,858	60,096,962,368	債券	1,760,486,286,500	2,061,420,342,500	2,226,087,454,500
未収収益	144,161,577,553	142,248,608,580	182,781,870,517	未払費用	64,363,211,746	96,597,364,361	134,309,296,862
未収貸付金利息	134,504,518,831	133,798,887,580	175,887,120,517	未払借入金利息	37,737,370,844	36,476,971,844	29,424,944,844
未収受入雑利息	9,657,058,722	8,449,721,000	6,894,750,000	未払債券利息	17,251,462,347	26,363,527,347	39,698,586,678
雑勘定	231,568,156,436	132,454,512,064	160,189,808,064	未払支払雑利息	9,306,947,666	34,682,970,977	65,016,112,977
仮払金	659,842,757	659,842,757	659,842,757	その他未払費用	67,530,889	73,888,193	85,741,193
前払金	2,666,071,678	4,308,396,678	9,512,601,678	雑勘定	7,414,183,700	6,005,729,700	5,168,201,700
前払費用	115,371	0	0	仮受金	2,905,760,081	2,361,405,081	2,940,207,081
概算納付金	18,056,470,000	8,882,522,000	7,780,263,000	前受収益	4,383,196,200	3,519,081,200	2,087,777,200
為替換算調整	209,582,065,636	128,795,152,836	141,622,201,836	債券未払金	125,227,419	125,227,419	125,227,419
その他雑勘定	612,569,796	612,569,796	612,569,796	支払承諾	908,482,700,264	1,083,887,758,973	1,178,260,714,602
動産不動産	26,366,911,197	25,911,150,197	25,611,719,197	(負債合計)	12,304,473,580,309	12,388,900,287,443	12,212,428,944,702
繰延勘定	3,556,401,493	5,751,014,493	8,466,444,493	国際金融等勘定資本金	985,500,000,000	985,500,000,000	985,500,000,000
債券発行差金	2,302,457,615	2,912,458,615	4,492,615,615	海外経済協力勘定資本金	6,891,344,477,518	7,066,844,477,516	7,231,508,477,516
債券発行費	1,254,083,878	2,838,555,878	3,973,828,878	国際金融等勘定準備金	676,368,263,748	700,148,174,088	721,096,208,688
支払承諾見返	908,482,700,264	1,083,887,758,973	1,178,260,714,602	国際金融等勘定当年度利益金	65,779,843,701	34,900,088,000	23,989,676,000
貸倒等引当金	△ 448,032,686,661	△ 464,626,254,436	△ 362,146,242,366	(準備金積立額)	32,889,921,850	12,450,894,000	11,989,788,000

資産の部				負債及び資本の部			
科目	平成16年度末決算額(円)	平成17年度末予定額(円)	平成18年度末予定額(円)	科目	平成16年度末決算額(円)	平成17年度末予定額(円)	平成18年度末予定額(円)
				(国庫納付金)	32,880,921,861	12,450,034,000	11,989,708,000
				海外経済協力勘定積立金	85,490,848,916	111,324,801,849	145,344,430,328
				海外経済協力勘定当年度利益金	26,838,954,933	34,019,837,304	108,882,286,326
				(資本合計)	8,730,107,175,814	8,980,537,148,347	9,215,973,976,672
資産合計	21,034,580,726,023	21,223,437,436,780	21,438,306,921,375	負債・資本合計	21,034,580,726,023	21,223,437,436,780	21,438,306,921,375

(注) 動産不動産の減価償却累計額は、次のとおりである。

平成16年度末決算額(円)	平成17年度末予定額(円)	平成18年度末予定額(円)
18,914,560,667	19,496,049,667	20,160,436,667

国　際　協　力　銀　行

国際金融等勘定

損　益　計　算　書

損失 科目	平成16年度 決算額(円)	平成17年度 予定額(円)	平成18年度 予定額(円)	利益 科目	平成16年度 決算額(円)	平成17年度 予定額(円)	平成18年度 予定額(円)
経常費用	266,165,558,185	350,308,428,300	510,466,736,776	経常収益	331,945,401,886	375,308,494,300	534,406,312,776
借入金利息	117,261,818,968	90,772,843,000	86,308,814,000	貸付金利息	218,011,172,672	294,570,086,836	445,521,426,487
債券利息	44,316,288,305	57,886,580,000	98,828,746,000	保証料	3,896,541,575	3,343,823,000	4,827,748,000
支払雑利息	28,676,286,462	83,136,151,000	286,809,550,000	有価証券利息	0	24,575,000	200,810,000
事務費	15,344,970,759	16,538,688,000	16,346,555,000	預け金利息	2,496,686,361	4,185,080,000	5,294,700,000
動産不動産減価償却費	559,948,274	760,100,000	909,424,000	受入雑利息	59,966,886,886	17,885,058,000	13,042,017,000
支払手数料	3,587,827,455	2,113,120,000	2,334,808,000	受入手数料	1,386,278,800	928,457,000	0
外国為替損	5,783,185,368	4,075,188,000	760,346,000	外国為替益	1,618,789,219	5,804,519,000	0
貸付金償却	2,516,322,414	26,280,788,000	781,746,000	有価証券益	0	332,000	1,000,000
債券発行差金償却	668,316,397	573,886,000	387,794,000	雑益	1,131,709,046	2,108,146,000	98,282,000
債券発行費償却	1,066,191,067	1,358,717,000	2,498,114,000	貸倒等引当金戻入	48,909,737,316	46,076,367,464	66,226,349,300
雑損	9,312,382	772,081,000	8,080,000				
貸倒等引当金繰入	46,076,367,464	66,226,349,300	65,112,439,776				
予備費	0	229,400,000	229,400,000				
当年度利益金	65,779,843,701	24,990,068,000	23,339,576,000				
合計	331,945,401,886	375,308,494,300	534,406,312,776	合計	331,945,401,886	375,308,494,300	534,406,312,776

国際協力銀行

国際金融等勘定

貸借対照表

資産の部 科目	平成16年度末 決算額(円)	平成17年度末 予定額(円)	平成18年度末 予定額(円)	負債及び資本の部 科目	平成16年度末 決算額(円)	平成17年度末 予定額(円)	平成18年度末 予定額(円)
貸付金	8,499,785,140,855	8,215,303,464,855	8,180,361,308,855	借入金	5,358,576,000,000	5,001,569,000,000	4,574,885,000,000
出資金	112,272,863	6,134,315,863	10,131,410,863	財政融資資金借入金	5,263,334,000,000	4,939,321,000,000	4,537,367,000,000
有価証券	0	244,898,584,000	144,909,584,000	簡易生命保険資金借入金	95,242,000,000	62,248,000,000	37,518,000,000
現金預け金	105,346,349,231	62,548,123,380	57,525,805,380	債券	1,734,408,308,509	2,021,430,343,509	2,226,037,458,509
未収収益	62,838,412,763	86,841,173,257	121,956,807,724	未払費用	47,960,140,486	88,366,739,744	108,486,059,744
未収貸付金利息	53,176,354,041	78,391,488,257	115,062,097,724	未払借入金利息	21,302,171,896	19,145,154,896	14,888,807,896
未収受入補給利息	9,657,058,722	8,449,721,000	6,894,750,000	未払債券利息	17,220,160,878	28,344,787,878	38,538,896,878
雑勘定	231,088,671,466	151,905,080,086	159,849,124,886	未払支払補給利息	9,394,947,589	34,803,970,977	55,016,112,977
仮払金	436,449,086	436,449,086	436,449,086	その他未払費用	41,860,198	73,806,198	86,741,198
前払金	2,896,071,878	4,368,386,878	9,518,801,878	雑勘定	6,702,863,858	5,976,874,858	6,124,152,858
前払費用	115,371	0	0	仮受金	2,344,430,900	2,322,255,900	2,311,137,900
概算納付金	18,056,470,000	8,882,822,000	7,780,268,000	前受収益	4,268,196,300	3,519,051,300	2,687,777,300
為替換算調整	200,582,055,836	130,785,152,836	141,802,301,836	債券未払金	136,237,480	135,267,480	136,237,480
その他雑勘定	297,580,495	297,509,495	297,580,495	支払承諾	988,482,703,354	1,083,887,758,973	1,178,380,714,882
動産不動産	19,464,526,875	19,145,486,875	18,811,822,875	(負債合計)	8,851,970,001,887	8,143,110,375,884	8,088,762,360,513
繰延勘定	3,551,491,486	5,751,014,486	8,466,444,486	資本金	985,500,000,000	985,500,000,000	985,500,000,000
債券発行差金	2,297,457,815	2,912,458,615	4,492,615,615	準備金	676,358,282,748	700,148,174,886	721,588,208,886
債券発行費	1,254,033,678	2,838,556,878	3,973,828,878	当年度利益金	65,779,843,701	24,300,000,000	23,988,576,000

資産の部				負債及び資本の部			
科目	平成16年度末決算額(円)	平成17年度末予定額(円)	平成18年度末予定額(円)	科目	平成16年度末決算額(円)	平成17年度末予定額(円)	平成18年度末予定額(円)
支払承諾見返	903,482,700,264	1,083,867,758,973	1,178,250,714,802	(準備金積立額)	23,889,981,860	12,450,034,000	11,969,786,000
貸倒引当金	△ 46,076,367,464	△ 68,325,849,359	△ 65,113,439,776	(国庫納付金)	23,889,981,861	12,450,084,000	11,969,786,000
				(資本合計)	1,727,538,096,440	1,719,548,342,586	1,731,037,784,598
資産合計	9,779,508,098,386	9,862,658,618,482	9,822,830,168,111	負債・資本合計	9,779,508,098,336	9,862,658,618,482	9,822,830,168,111

(注)　動産不動産の減価償却累計額は、次のとおりである。

平成16年度末決算額(円)	平成17年度末予定額(円)	平成18年度末予定額(円)
14,056,661,839	14,522,808,839	14,980,715,839

国際協力銀行

海外経済協力勘定

損益計算書

損失 科目	平成16年度決算額(円)	平成17年度予定額(円)	平成18年度予定額(円)	利益 科目	平成16年度決算額(円)	平成17年度予定額(円)	平成18年度予定額(円)
経常費用	670,115,011,879	635,089,908,376	555,196,280,264	経常収益	695,948,969,312	669,119,726,760	663,278,565,579
借入金利息	108,209,848,857	88,368,345,000	81,841,682,000	貸付金利息	260,871,719,280	229,874,846,568	281,726,697,440
債券利息	740,000,000	610,548,000	181,151,631	受取配当金	3,455,267,000	5,312,588,000	3,226,816,000
支払雑利息	363,178,085	0	0	一般会計より受入	30,000,000,000	30,000,000,000	30,000,000,000
事務費	9,191,973,336	9,460,541,000	9,588,716,000	預け金利息	0	148,000	0
動産不動産減価償却費	362,979,559	312,848,000	435,140,000	受入雑利息	318,765	2,220,000	0
支払手数料	2,198,980,986	3,740,898,257	4,302,340,000	受入手数料	695,848,125	697,312,000	708,731,000
出資金処分損	0	1,894,231,000	6,080,719,000	有価証券益	0	106,000	254,000
貸付金償却	186,882,780,817	130,085,728,000	130,483,819,000	雑益	318,888,380	296,513,000	57,161,000
債券発行差金償却	5,000,000	5,000,000	0	貸倒等引当金戻入	401,819,064,783	402,946,226,197	398,400,906,120
雑損	4,454,183,583	1,290,276,000	4,000,261,000				
貸倒等引当金繰入	402,946,226,197	398,400,906,120	297,032,982,000				
予備費	0	140,000,000	140,000,000				
当年度利益金	25,833,954,983	34,019,837,384	108,082,285,385				
合計	695,948,969,312	669,119,726,760	663,278,565,579	合計	695,948,969,312	669,119,726,760	663,278,565,579

国際協力銀行

海外経済協力勘定

貸借対照表

資産の部				負債及び資本の部			
科目	平成16年度末 決算額(円)	平成17年度末 予定額(円)	平成18年度末 予定額(円)	科目	平成16年度末 決算額(円)	平成17年度末 予定額(円)	平成18年度末 予定額(円)
貸付金	11,340,484,600,707	11,515,171,417,707	11,858,417,160,707	借入金	4,200,453,086,000	4,123,420,206,000	4,104,807,175,000
出資金	155,059,826,315	154,885,998,315	148,485,274,315	財政融資資金借入金	4,140,383,086,000	4,081,612,206,000	4,077,712,175,000
有価証券	0	22,948,789,808	22,051,311,908	簡易生命保険資金借入金	60,076,000,000	41,808,000,000	27,095,000,000
現金預け金	63,868,484,781	2,549,972,278	2,561,286,678	債券	25,000,000,000	10,000,000,000	0
未収収益				未払費用	16,398,163,380	16,240,556,517	14,795,237,148
未収貸付金利息	51,238,164,790	56,597,430,353	60,825,052,798	未払借入金利息	16,345,190,146	16,231,817,148	14,795,237,148
雑勘定	540,483,969	540,483,969	540,483,969	未払債券利息	22,301,369	8,739,369	0
仮払金	223,395,071	228,208,071	228,208,071	その他未払費用	26,661,763	0	0
その他雑勘定	316,080,398	316,080,398	316,080,398	雑勘定			
動産不動産	6,902,364,323	6,765,885,323	6,760,086,323	仮受金	651,380,043	29,149,042	29,149,042
繰延勘定				(負債合計)	4,243,503,548,222	4,149,780,911,559	4,119,631,561,190
債券発行差金	5,000,909	0	0	資本金	6,881,344,477,516	7,065,644,477,516	7,231,508,477,516
貸倒等引当金	△ 402,946,336,197	△ 398,400,905,130	△ 397,085,902,623	積立金	86,480,646,916	111,324,601,849	145,344,429,333
				当年度利益金	26,633,954,963	34,019,827,384	108,082,285,225
				(資本合計)	7,001,569,079,395	7,210,998,906,749	7,484,935,192,074
資産合計	11,245,072,627,687	11,380,778,818,308	11,604,566,753,264	負債・資本合計	11,245,072,627,687	11,380,778,818,308	11,604,566,753,264

(注) 動産不動産の減価償却累計額は、次のとおりである。

平成16年度末 決算額(円)	平成17年度末 予定額(円)	平成18年度末 予定額(円)
4,867,[illegible],836	4,976,245,836	5,179,720,836

平成16年度国際協力銀行

総括財産目録（平成17年3月31日現在）

摘　要		金　額(円)	摘　要		金　額(円)
貸付金	4,267口	19,840,288,741,662	仮払金	20口	660,842,757
貸付金	3,263口	15,209,876,470,937	前払金		2,866,071,678
外貨貸付金	994口	4,630,384,270,725	前払費用		115,371
出資金	23口	155,172,106,176	証算納付金		13,866,470,000
株式出資金	16口	152,866,604,120	為替換算調整		300,562,866,836
出資金	1口	56,788,600	その他諸勘定	119口	612,880,798
外貨株式出資金	1口	290,718,844	動産不動産		36,306,911,177
外貨出資金	5口	1,864,798,006	営業用土地建物動産		26,000,754,861
現金預け金		169,085,734,012	土地 43,986㎡の25%、5,518㎡の312,858/585,080及び48,718㎡	34箇所	12,551,080,627
現金		530,000	建物 延2,344㎡の5%、延846㎡の25%、延17,324㎡(共有)及び延48,409㎡	30棟	8,831,432,407
預け金		116,191,616,493	什器	5,244点	4,604,511,012
当座預け金 日本銀行外3行		78,691,316,493	一括償却資産		12,740,894
普通預け金 東京三菱銀行外2行		37,500,000,000	建設仮払金		206,126,316
外貨預け金		52,843,387,339	繰延勘定		3,556,491,493
外貨当座預け金 東京三菱銀行外1行		26,860,470,206	債券発行差金		2,302,457,615
外貨普通預け金 東京三菱銀行		10,000,000,000	債券発行費		1,254,033,878
外貨定期預け金 三井住友銀行外2行		15,982,917,133	支払承諾見返 債務保証見返	745件	908,432,700,364
未収収益		144,161,677,553	貸倒等引当金		△ 449,032,696,661
未収貸付金利息		134,504,518,831	貸倒引当金		△ 412,726,466,022
未収受入補利息		9,657,058,722	出資損失引当金		△ 36,307,230,639
諸勘定		231,580,156,495	合計		21,084,580,728,023

平成16年度国際協力銀行

国際金融等勘定

財　産　目　録　（平成17年3月31日現在）

摘	要	金　額(円)	摘	要	金　額(円)
貸付金	2,264口	8,480,785,140,855	雑勘定		231,008,871,486
貸付金	1,280口	3,850,390,870,130	仮払金		436,440,888
外貨貸付金	984口	4,630,394,270,725	前払金		2,966,071,878
出資金	3口	112,272,868	前払費用		116,371
株式出資金	1口	12,500,000	保証納付金		18,066,470,000
外貨出資金	2口	99,772,868	為替換算調整		209,582,065,856
現金預け金		105,346,249,331	その他雑勘定		297,308,496
現金		238,600	動産不動産		19,464,524,875
預け金		52,502,538,111	営業用土地建物動産		19,287,126,558
当座預け金	日本銀行外3行	34,302,538,111	建設仮払金		177,398,317
普通預け金	東京三菱銀行外2行	18,200,000,000	繰延勘定		3,551,491,496
外貨預け金		52,843,387,520	債券発行差金		2,297,407,615
外貨当座預け金	東京三菱銀行外1行	26,650,470,398	債券発行費		1,254,083,878
外貨普通預け金	東京三菱銀行	10,900,000,000	支払承諾見返	債務保証見返　745件	908,482,700,254
外貨定期預け金	三井住友銀行外2行	15,292,917,122	貸倒等引当金		
未収収益		62,033,412,763	貸倒引当金		△ 48,078,387,464
未収貸付金利息		52,176,354,041	合計		9,773,808,098,336
未収受入雑利息		9,857,058,722			

平成16年度国際協力銀行

海外経済協力勘定

財産目録（平成17年3月31日現在）

摘　要		金　額(円)	摘　要	金　額(円)
貸付金	1,983口	11,340,484,800,707	諸勘定	549,473,969
出資金	20口	156,051,795,315	仮払金	233,393,671
株式出資金	15口	153,858,204,129	その他諸勘定	316,080,298
出資金	1口	56,790,000	動産不動産	6,902,384,322
外貨株式出資金	1口	380,718,044	営業用土地建物動産	6,793,656,333
外貨出資金	3口	1,756,083,142	建設仮払金	108,727,989
現金預け金		63,669,484,781	繰延勘定	
現金		201,400	債券発行差金	5,000,000
預け金		63,669,283,381	貸倒等引当金	△ 402,946,396,197
当座預け金　日本銀行外1行		44,369,283,381	貸倒引当金	△ 366,649,067,508
普通預け金　東京三菱銀行外2行		19,300,000,000	出資損失引当金	△ 36,297,328,689
未収収益			合計	11,246,072,827,887
未収貸付金利息		81,326,164,790		